SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 09/08 - 07/17/2008

Copel's captive market grew 5.9% in the first half of 2008

     The following analyses relative to consumption segments, free consumers and supply to other distributors refer to the figures for the first half of 2008 compared to those in the same period in 2007.

     Captive consumption billed by COPEL Distribuição totaled 9,714 GWh, 5.9% up year-on-year, while total billed consumption (including free customers supplied by COPEL Gera-ção e Transmissão and supplies to other distributors in the State of Paraná by Copel Distri-buição) came to 10,555 GWh, up by 4.4% . This was chiefly due to a combination of the following factors:

(i) the healthy performance of the agricultural sector and high prices of commodities, which pushed up farmers' earnings;

(ii) growth in the domestic market, mainly driven by the increase in disposable income, in turn fueled by expanded credit, social programs and successive increases in the minimum wage;

(iii) higher exports of certain items, especially agricultural produce; and

(iv) the creation of 109,000 new registered jobs in the first six months of 2008.

     Residential consumption, which accounted for 27.5% of the captive market, grew by 4.3% and average consumption per residential consumer stood at 163.1 kWh/month, up by 2.2% year-on-year. In June, 2008, a total of 2,725,155 residential customers were supplied.

     Industrial consumption (excluding free consumers) totaled 3,307 GWh, equivalent to 34.0% of the captive market and 8.8% higher than in the 1H07. This was the best performance among Copel's consumption categories and was mostly pushed by the motor vehicles, machinery and equipment, publishing, printing, and pulp and paper industries. In June 2008, a total of 60,090 captive consumers were billed.

     Commercial consumption stood at 1,973 GWh, up by 5.3% and accounting for 20.3% of COPEL's captive market. In June 2008, 289,564 customers were billed.

     The rural segment, which accounted for 8.5% of COPEL's captive market, moved up 6.0% to 825 GWh. Monthly consumption per consumer averaged 410.1 kWh, an increase of 4.8% . A total of 335,277 costumers were billed.

     The other consumption segments (government, public lighting, public services and own consumption) totaled 942 GWh, 2.1% up year-on-year and equivalent to 9.7% of the captive market.

     Billed consumption by free consumers supplied by Copel Geração e Transmissão declined by 16.0% due to the termination of certain contracts.

The table below details the figures discussed above.			GWh

Captive Market Segments	1H08	1H07	Var. %
Residential	2,667.0	2,556.9	4.3
Industrial	3,307.0	3,038.3	8.8
Commercial	1,973.1	1,874.6	5.3
Rural	825.0	778.6	6.0
Other	942.3	923.2	2.1
Total Captive Market	9,714.4	9,171.6	5.9
Free Consumers – Copel Geração e Transmissão	594.3	707.7	(16.0)
Total Supply	10,308.7	9,879.3	4.3
Supply to Distributors in State of Paraná	246,7	233,5	5,6
Total	10.555,4	10.112,8	4,4

Copel Distribuição - Grid Market (TUSD)

     Copel Distribuição's grid market, comprising the captive market, supply to other distributors in Paraná and all free consumers in the Company's concession area, increased 6.7% year-on-year in the 1H08.

			GWh
	1H08	1H07	Var. %
Copel’s Captive Market	9,714.4	9,171.6	5.9
Supply to Distributors in State of Paraná	246.7	233.5	5.6
Free Consumers in the Company’s	1,720.4	1,541.7	11.6
Concession Area	11,681.5	10,946.9	6.7

Curitiba, July 17, 2008

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.